

Mail Stop 3030

September 29, 2017

Lorenzo A. Flores
Senior Vice President and Chief Financial Officer
Xilinx, Inc.
2100 Logic Drive
San Jose, California 95124

 Re: **Xilinx, Inc.**
 Form 10-K for the Fiscal Year Ended April 1, 2017
 Response dated September 15, 2017
 File No. 000-18548

Dear Mr. Flores:

 We have reviewed your September 15, 2017 letter and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

1. Please provide a list of Xilinx's investment securities as of the end of the fiscal year April 1, 2017. We note that you claim reliance on the exclusion from the definition of investment company provided by section 3(b)(1) of the Investment Company Act of 1940; please advise if you have an opinion of counsel regarding such reliance.

 You may contact Dennis Hult at (202) 551-3618 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Russell Mancuso, Legal Branch Chief at (202) 551-3617 with any other questions. You may also reach me at (202) 551-3662.

 Sincerely,

 /s/ Lynn Dicker for

 Kevin J. Kuhar
 Accounting Branch Chief
 Office of Electronics and Machinery

cc: Josh LaGrange